Profit and Loss

Mira Zaki Photography

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Income	
Edible Manhattan	$475.00
Headshots Sales	$872.45
Sales	$4,073.51
Total Income	**$5,420.96**
Cost of Goods Sold	
Subcontracted Services	$3,496.58
Total Cost of Goods Sold	**$3,496.58**
Gross Profit	**$1,924.38**
As a percentage of Total Income	**35.50%**
Operating Expenses	
Accounting Fees	$250.00
Advertising & Promotion	$40.98
Bank Service Charges	$474.43
Computer – Hardware	$34.50
Computer – Hosting	$138.75
Computer – Software	$577.46
Credit Repair	-$33.54
Dues & Subscriptions	$244.75

Operating Expenses	
Education/Training/Personal Development	$5,114.15
Equipment Lease or Rental	$251.47
Interest Expense	$370.87
Mail + Shipping Costs	$3.82
Meals and Entertainment	$1,550.59
Networking	$163.33
Office Supplies	$196.52
Telephone – Wireless	$622.30
Tips	$68.00
Travel Expense	$4,239.58
Travel Insurance	$88.56
Website	$260.00
Total Operating Expenses	**$14,656.52**

Net Profit	**-$12,732.14**
As a percentage of Total Income	-234.87%